UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
 Form 20-F ☒                                                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                                                                    No ☒

Contact:
Blue Square-Israel Ltd.
Dror Moran, CFO
Toll-free telephone from U.S. and Canada:  888-572-4698
Telephone from rest of world: 972-3-928-2220
Fax: 972-3-928-2299
Email: cfo@bsi.co.il

BLUE SQUARE - ISRAEL LTD. ANNOUNCES FINANCIAL
RESULTS FOR THE FIRST QUARTER OF 2010

THE COMPANY PRESENTS IN THE FIRST QUARTER CONTINUED IMPROVEMENT IN THE BUSINESS RESULTS AND THE OPERATING INDICES.

THESE RESULTS REFLECT THE SUCCESSFUL IMPLEMENTATION OF KEY PARTS OF THE STRATEGIC PLAN.

•	THE OPERATING PROFIT AMOUNTED TO 4% OF THE SALES – AN INCREASE OF 20.6% IN OPERATING INCOME COMPARED TO THE CORRESPONDING QUARTER LAST YEAR.
•	THE EBITDA RATE AMOUNTED TO 6.4% OF THE SALES.
•	THE INCREASE IN THE REVENUES OF THE SUPERMARKET SEGMENT AMOUNTED TO 3.8% AND 1.2% IN SALES OF SAME STORES.

ROSH HA’AYIN, Israel – May 12, 2010 - Blue Square-Israel Ltd. (NYSE and TASE: BSI) today announced its financial results for the first quarter ended March, 31, 2010.

KEY FIGURES

Data in NIS (millions)	Q1 2010	Q1 2009	1-12 2009
Sales	1,830.8	1,764.8	7,349.1
Gross profit	513.8	503.1	2,058.1
% Gross profit	28.1%	28.5%	28.0%
Operating income (before other gains and losses net and gain from adjustment of investment property to fair value)	72.6	60.2	241.0
% Operating income (before other gains and losses net and gain from adjustment of investment property to fair value)	4.0%	3.4%	3.3%
EBITDA	117.7	102.6	418.3
% EBITDA	6.4%	5.8%	5.7%
Financial expenses, net	14.4	12.0	112.7
Net income for the period	37.1	32.3	97.8

Results for the first quarter of the year 20101

Revenues for the first quarter of 2010 were NIS 1,830.8 million (U.S.(1) $493.1 million), an increase of 3.7 %  compared to revenues of NIS 1,764.8 million in the first quarter of 2009.

Supermarket segment – an increase in revenues of 3.8% from NIS 1,627.6 million in the first quarter of  2009 to NIS 1,689.9 million (U.S $455.1 million) in the current quarter.

The increase in revenues mainly derived from the opening of seven new stores, net, during the last 12-month period, an increase in the same store sales (SSS) at a rate of 1.2% and from the timing of the Passover holiday occurring this year mainly in the first quarter and last year occurred in the second quarter.

Non- Food segment -an increase in revenues of 2.6% from NIS 131.9 million in the first quarter of 2009 to NIS 135.5 million (U.S. $36.5 million) in the current quarter. The increase mainly derived from the timing of the Passover holiday, as described above.

Real Estate segment - increase in revenues of 3.8% from rental fees from external parties from NIS 5.3 million in the first quarter of 2009 to NIS 5.4 million (U.S. $1.5 million) in the current quarter. The increase derives from the increase of the CPI in the last 12 month period.

Gross Profit of the first quarter of 2010 amounted to NIS 513.8 million (U.S. $ 138.4 million) (28.1% of revenues), an increase of 2.1% compared to gross profit of NIS 530.1 million (28.5% of revenues) in the first quarter of 2009. The increase in the gross profit mainly derives from the increase in the gross profit of the Supermarket segment, offsetting a decrease in the gross profit of the Non Food segment. The gross profit margin decreased from 28.5% in the first quarter of 2009 to 28.1% in the current quarter. The decrease in the gross profit margin mainly derived from an increase in the sales of HD formats ("Mega Bool" and "Shefa Shuk") over the formats characterized by higher gross profit ("Mega" "Mega in Town" and "Eden Teva Market") and from the effect of the increase in the use of gift certificates in the supermarket branches in the current quarter compared to the first quarter of 2009, due to the Passover timing. Furthermore, the high gross profit margin in the first quarter of 2009 was affected by one time participation of suppliers in the launching of the Mega Bool chain.

1  The Company operates in three segments: Supermarkets, Non Food and Real Estate. A segment information report is included in this report in Note 1.

Selling, General and Administrative Expenses for the first quarter of 2010 amounted to NIS 441.2 million (U.S. $ 118.8 million) (24.1% of revenues) compared to NIS 442.9 million (25.1% of revenues) in the first quarter of 2009, a decrease of 0.4%. The decrease in expenses is mainly due to efficiency measures taken by the Company in the Supermarket segment. Part of the decrease was offset by an increase in the expenses from an addition of 7 new supermarket stores, net, and the Passover timing that caused, along with the increased sales, to an increase in advertising, marketing and other variable expenses.

Operating Profit (before other gains and losses and changes in fair value of investment property) in the first quarter of 2010 amounted to NIS 72.6 million (U.S $ 19.5 million) (4.0% of revenues) compared to the operating income of NIS 60.2 million (3.4% of revenues) in the first quarter of 2009, an increase of 20.6%. The improvement in the operating income was gained mainly from the improvement of the operating income of the Supermarket segment, following an increase in sales, which contributed to an increase in the gross profit and due to the efficiency measures in the Supermarket segment that led to a decrease in selling, general and administrative expenses.

Changes in Fair Value of Investment Property: In the first quarter of 2010, the Company recorded gain from appreciation of investment property in the amount of NIS 2.3 million (U.S $ 0.6 million). In the first quarter of 2009, no change in value of investment property was recorded.

Other Gains and Losses, Net: In the first quarter of 2010, the Company recorded other expenses, net of NIS 1.2 million (U.S. $ 0.3 million), compared to net gains of NIS 2.2 million in the first quarter of 2009. The expenses this quarter mainly included costs of certain companies of Bee Group related to the relocation of Bee Group companies to the new logistic center in Beer Tuvia, which is expected to serve the Non Food segment, in the amount of NIS 0.9 million (U.S $ 0.2 million).  Other income in the first quarter of 2009 included an income of NIS 2.5 million in respect of the purchase of 8% of Naamam shares held by the non controlling interest.

Operating Profit before financing expenses, net, in the first quarter of 2010 was NIS 73.6 million (U.S. $ 19.8 million) (4.0% of revenues) compared to operating profit of NIS 62.3 million (3.5% of revenues) in the first quarter of 2009, an increase of 18.1%.

Financial Expenses, net, for the first quarter of 2010 were NIS 14.4 million (U.S. $3.9 million) compared to financial expenses, net, of NIS 12.0 million in the first quarter of 2009. The increase in financial expenses, net, in this quarter compared to the first quarter of 2009 was derived mainly from forward contracts (NIS/CPI), which contributed an expense of NIS 2.3 million (U.S. $0.6 million) in this quarter compared to a financial income of NIS 5.9 million in the first quarter of 2009. The increase in the financial expenses was offset mainly from an increase this quarter compared to the corresponding quarter last year in financial income from securities of NIS 3.7 million (U.S. $1.0 million) and from a decrease in financial expenses this quarter compared to the corresponding quarter last year from revaluation of financial instruments of NIS 3.0 million (U.S. $0.8 million).

Taxes on Income for the first quarter of 2010, amounted to NIS 21.5 million (U.S. $5.8 million) (effective tax rate of 36.7% compared to a statutory tax rate of 25%) compared tax expenses of NIS 17.9 million (effective tax rate of 35.6% compared to a statutory tax rate of 26%) in the corresponding quarter.
The effective tax rate derived from losses and some expenses for which no deferred taxes were recorded and from the effect of the difference between the statutory tax rates and the tax rates, pursuant to which, the Company provided for deferred taxes in respect of expenses, the recognition date of which for tax purposes in the future, shall result in lower tax rates.

Net Profit for the first quarter of 2010 was NIS 37.1 million (U.S. $ 10.0 million) compared to a net income of NIS 32.3 million in the first quarter of 2009. The increase in the net income in this quarter compared to the corresponding quarter last year derived from increase in sales, improving operating income (before changes in fair value of investment property and other gains and losses) and appreciation of investment property and was offset by the increase in other expenses, financial expenses and taxes, as mentioned above. The net income for the first quarter of 2010 attributable to equity holders of the Company, was NIS 28.8 million (U.S. $7.7 million), or NIS 0.65 per ADS (U.S. $ 0.18), while the portion attributable to the share of to non-controlling interest was NIS 8.3 million (U.S. $2.2 million).

Cash Flows in the first quarter of 2010

Cash Flows from Operating Activities: Net cash flows provided by operating activities in the first quarter of 2010 amounted to NIS 21.5 million (U.S. $ 5.8 million) compared to cash flows provided by operating activities amounted to NIS 30.1 million in the corresponding quarter last year. The decrease in cash flows from operating activities in this quarter compared to the corresponding quarter last year derived mainly from decrease in the balances of trade receivables in this quarter mainly from the timing of payment dates to suppliers and increase in the scope of import.

Cash Flows used in Investing Activities: Net Cash flows used in investing activities in the first quarter of 2010 amounted to NIS 49.5 million (U.S. $13.6 million) compared to net cash flows of NIS 51.1 in investing activities in the corresponding quarter of the previous year. The cash flows used in investing activities in the first quarter of 2010 mainly included the purchase of property and equipment, intangible assets and investment property in a total amount of NIS 38.7 million (U.S. $10.4 million) and net investment in marketable securities of NIS 16.2 million (U.S. $4.4 million) net of interest received amounting to NIS 5.4 million (U.S. $1.5 million). Cash used in investing activities in the first quarter of 2009 mainly included the purchase of property and equipment, intangible assets and investment property in a total amount of NIS 59.7 million.

Cash Flows used in Financing Activities: Net Cash flows used in financing activities in the first quarter of 2010 amounted to NIS 63.0 million (U.S $ 17.0 million) compared to net cash used in financing activities of NIS 9.5 million in the corresponding period last year. Cash flows used in financing activities in the first quarter of 2010 included repayment of long term loans amounting to NIS 38.6 million (U.S $ 10.4 million), dividend distributed of NIS 75 million (U.S $ 20.2 million), dividend paid to non controlling interest in associates of NIS 14.3 million (U.S $ 3.9 million), purchase of Company's shares by the Company in the amount of NIS 4.3 million (U.S $ 1.2 million) interest paid in the amount of NIS 38.6 million (U.S $ 10.4 million), net of increase in short term credit of NIS 107.7 million (U.S $ 29.0 million). Cash flows used in financing activities in the first quarter of 2009 mainly included repayment of long term loans of NIS 30.5 million, and interest paid in the amount of NIS 35.4 million, net of increase in short term credit of NIS 59.4.

Comments of Management

Commenting on the financial results, Mr. Zeev Vurembrand, Blue Square’s President and CEO, said: "the results of the first quarter of 2010 reflect the implementation of the key parts of the strategic plan as well as the results of the efficiency plan implemented by the Company in 2009.

"You" Club, with over 650 thousand members reached the identified revenue turnover rate of the club of 60% of Mega format sales, compared to 15% in the corresponding quarter last year.  In the current quarter, the Company launched a new members club for the Shefa Shuk format, which mainly targets the Ultra Orthodox segment and offers a wide range of relevant content worlds. As of the date of publishing the financial statements, the club has over 40,000 members. The company has an additional club that targets the customers of the Eden Teva Market format and offers content world of health and organic food. This club with 70,000 members constitutes 70% of the chain's revenue.

The Company continues to open new supermarkets in accordance with the multi-annual plan. In this quarter, the Mega Bool format opened 2 branches, now reaching 49 branches. Furthermore, we opened the 120th branch of the Mega in Town format. The Mega in Town format will continue to lead the values of freshness, service and convenience in the neighborhood and city center branches.

The Company took several efficiency measures in 2009 where some of the results were reflected in 2009 and are shown more significantly in the results of the first quarter of 2010.

The Eden Teva Market format operated 9 branches during the first quarter and for the first time it presents an operating balance along with an impressive increase in sales and in the sales of same store sales.

These results were achieved despite the competition in the food retail market which is expected to continue in the foreseeable future, however, we believe that our preparedness and the tools at our disposal will enable us to continue and successfully deal with the existing market conditions.

Additional Information

1.	As of March 31, 2010, the Company operated 206 supermarkets in the following formats: Mega In Town -120; Mega Bool – 49; Mega – 11; Shefa Shuk – 17; Eden Teva Market – 9.

2.	Earnings before Interest, Taxes, Depreciation, and Amortization (EBITDA2)
In the first quarter of 2010, the EBITDA was NIS 117.7 million (U.S. $ 31.7 million) (6.4 % of revenues) compared to NIS 102.6 million (5.8% of revenues) in the corresponding period of last year.

The Company's board of directors resolved, based on the changes and the developments in the Company from 2003, to update the manner of calculating the ratio of net debt to EBITDA for dividend distribution. As of March 31, 2010, the Company meets the new ratio.

3.
On January 14, 2010, the board of directors declared on dividend distribution of NIS 75 million (NIS 1.7043 per share). The dividend was paid to the shareholders on February 25, 2010. Convertible debentures – after dividend distribution, the conversion ratio of the company's convertible debentures issued in August 2003 was adjusted due to the dividend, as above mentioned. Following the adjustment, every NIS 18.39 par value of convertible debentures may be convertible to one ordinary share of the Company.

2 Use of financial measures that are not in accordance with Generally Accepted Accounting Principles

EBITDA is a measure that is not in accordance with Generally Accepted Accounting Principles (Non- GAAP) and is defined as income before financial income (expenses) net, other gain (losses) net, changes in fair value of investment property taxes, depreciation and amortization. It is presented because it is a measure commonly used in the retail industry and is presented as an additional performance measure, since it enables comparisons of operating performances between periods and companies while neutralizing potential differences resulting from changes in capital structures, taxes, age of property and equipment and its related depreciation expenses. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of our operating performance. Similarly, EBITDA should not be considered as an alternative to cash flow from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under Generally Accepted Accounting Principles (GAAP) and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of our historic operating results nor is it meant to be predictive of potential future results. Reconciliation between our income for the period and EBITDA is presented in the attached condensed financial reports.

4.	In February 2010 Blue Square Israel published a shelf prospectus that allows the company to issue marketable securities in Israel during the next two years.

5.
In the first quarter of 2010, the issued and outstanding capital of the Company was increased by NIS 13 million (U.S 3.5 million) following the conversion of convertible debentures to 288,844 shares and exercise of options granted to the Company's managers into 630,000 shares.

6.
On April 15, 2010, Blue Square Real Estate (BSRE) executed minutes, which was contingent upon the approval of the general meeting of BSRE shareholders, to enter into agreements to purchase, along with Gindy Investments 1 Ltd. and an additional corporation controlled by Moshe and Yigal Gindy, leasehold rights in a land of 97,460 sq.m for a period ending August 31, 2099 in part of the wholesale market complex in Tel Aviv, from Tel Aviv Municipality and The Wholesale Company for Agricultural Produce in Tel Aviv Ltd. (the sellers) for a total consideration of NIS 950 million. The general meeting of BSRE was summoned to convene in order to approve the transaction on June 2, 2010.

7.	On April 26, 2010, Standard & Poors Maalot entered the rating of ilA+ for the debentures of the Company to Credit Watch with negative ramifications, due to the wholesale market transaction of BSRE.

8.
The Company considers acquiring Dor Alon Energy Israel (1988) Ltd. (Dor Alon) from its controlling shareholder Alon Israel Oil Co. (Alon). Under such acquisition, the Company will acquire from Alon all its holdings, approximately 80% in Dor Alon. In return for Dor Alon shares, the Company will issue to Alon shares that will significantly increase the issued and outstanding share capital of the Company. According to the outline of the acquisition, the Company considers dividend distribution by way of capital reduction.  At this stage, the terms were not yet agreed upon and there is no assurance that this transaction will be consummated. The acquisition and the capital reduction are subject to approvals, as required by law.

NOTE A: Convenience Translation to Dollars
The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the exchange rate prevailing at March 31, 2010: U.S. $1.00 equals NIS 3.713. The translation was made solely for the convenience of the reader.

##

Blue Square is a leading retailer in Israel. A pioneer of modern food retailing in the region, Blue Square currently operates 207 supermarkets under different formats, each offering varying levels of service and pricing.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following:  the effect of the recession in Israel on the sales in our stores and on our profitability; our ability to compete effectively against low-priced supermarkets and other competitors; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation to our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2008 and under the heading "Risk Factors" in our shelf prospectus filed in Israel, portions of which were submitted to the SEC on Form 6-K on February 18, 2010.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

BLUE SQUARE – ISRAEL LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2010
(UNAUDITED)

						Convenience translation(a)
	December 31		March 31,			March 31,
	2009		2009		2010	2010
	(Unaudited)
	NIS					U.S. dollars
	In thousands

Assets

CURRENT ASSETS:
Cash and cash equivalents	612,227		58,433		523,489	140,988
Investment in securities	212,912		193,105		226,783	61,078
Short term bank deposits	67		207		-	-
Restricted deposit	-		470,000		-	-
Trade receivables	809,783		834,361		854,229	230,064
Other accounts receivable	69,504		300,210	**	328,472	88,465
Derivative financial instruments	9,690		-		7,391	1,991
Income taxes receivable	84,274		72,347		51,629	13,905
Inventories	514,858		581,049		550,948	148,384
	2,313,315		2,509,712		2,542,941	684,875

NON-CURRENT ASSETS:
Investment in associates	4,878		4,831		4,303	1,159
Derivative financial instruments	12,691		4,908		16,976	4,572
Other long term receivables	1,326		1,395		5,926	1,596
Property and equipment, net	1,956,914	*	1,929,607	*	1,954,758	526,463
Investment property	421,188	*	411,547	*	423,804	114,141
Intangible assets and deferred charges	409,194		406,366		410,527	110,565
Deferred taxes	45,991		48,413		41,901	11,285
	2,852,182		2,807,067		2,858,195	769,781
Total assets	5,165,497		5,316,779		5,401,136	1,454,656

*) Restatement, see note 2
**) Reclassified

	December 31,		March 31,			Convenience translation(a) March 31,
	2009		2009		2010	2010
	(Unaudited)
	NIS					U.S. dollars
	In thousands

Liabilities and equity

CURRENT LIABILITIES:
Credit and loans from banks and others	274,598		735,062		371,890	100,159
Current maturities of debentures and convertible debentures	76,698		28,334		75,234	20,262
Trade payables	917,585		1,110,030		938,421	252,739
Other accounts payable and accrued expenses	494,147	*	668,770	*,**	704,689	189,791
Income taxes payable	6,051		7,861		3,905	1,052
Provisions	51,298		41,003		45,676	12,302
Total current liabilities	1,820,377		2,591,060		2,139,815	576,304

NON-CURRENT LIABILITIES:
Loans from banks, net of current maturities	596,721		313,665		568,428	153,091
Convertible debentures, net of current maturities	142,021		129,351		135,245	36,425
Debentures, net of current maturities	1,251,333		980,230		1,244,196	335,092
Other liabilities	16,202	*	39,322	*	16,118	4,341
Derivatives financial instruments	7,591		15,800		5,845	1,574
Liabilities in respect of employee benefits, net of amounts funded	47,249		49,923		48,584	13,085
Deferred taxes	57,279		67,365		58,864	15,853
Total long - term liabilities	2,118,396		1,595,656		2,077,280	559,461
Total liabilities	3,938,773		4,186,716		4,217,095	1,135,765

EQUITY:
Share capital -
Ordinary shares of NIS 1 par value	57,438		57,094		58,357	15,717
Additional paid-in capital	1,030,259		1,018,405		1,042,364	280,734
Other reserves	5,676		5,647		4,896	1,319
Accumulated deficit	(61,049)		(121,584)		(109,797)	(29,571)
	1,032,324		959,562		995,820	268,199

Non - controlling interest	194,400		170,501		188,221	50,692

Total equity	1,226,724		1,130,063		1,184,041	318,891

	5,165,497		5,316,779		5,401,136	1,454,656

*) Restatement, see note 2

BLUE SQUARE - ISRAEL LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS PERIODS
ENDED MARCH 31, 2010
(UNAUDITED)

				Convenience translation
				For the
	Year	Three months		three months
	Ended December 31,	Ended March 31,		Ended March 31,
	2009	2009	2010	2010
	(Unaudited)
	(NIS)			(U.S. dollars)
	In thousands (except share and per share data)

Sales	7,349,076	1,764,788	1,830,824	493,085
Cost of sales	5,291,012	1,261,701	1,317,070	354,719
Gross profit	2,058,064	503,087	513,754	138,366
Selling, general and administrative expenses	1,817,099	442,919	441,170	118,818

Operating profit before other gains and losses, net and gain from adjustment of investment property to fair value	240,965	60,168	72,584	19,548

Other gains	4,699	2,725	956	257
Other losses	(32,803)	(563)	(2,187)	(589)
Net gain from adjustment of investment property to fair value	20,775	-	2,274	612

Operating profit	233,636	62,330	73,627	19,828

Finance income	64,780	10,979	14,955	4,028
Finance expenses	(177,454)	(22,977)	(29,379)	(7,910)
Losses of associates	(37)	(84)	(576)	(155)

Income before taxes on income	120,925	50,248	58,627	15,791
Taxes on income	23,124	17,900	21,533	5,800

Net income for the period	97,801	32,348	37,094	9,991

Attributable to:
Equity holders of the company	77,163	26,535	28,756	7,746
Non – controlling interest	20,638	5,813	8,338	2,245

Net income per Ordinary share attributed to Company shareholders or ADS:

Basic	1.77	0.61	0.65	0.18
Fully diluted earnings	1.77	0.61	0.65	0.18

Weighted average number of shares or ADS used for computation of income per share:

Basic	43,558,614	43,372,819	43,986,924	43,986,924
Fully diluted	43,558,614	43,372,819	44,505,439	44,505,439

BLUE SQUARE - ISRAEL LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW FOR
THE THREE MONTHS ENDED MARCH 31, 2010
(UNAUDITED)
				Convenience
				translation
				for the
	Year	Three months		Three months
	Ended December 31,	Ended March 31,		Ended March 31,
	2009	2009	2010	2010
	(Unaudited)
	NIS			U.S dollars
	In thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Income before taxes on income	120,925	50,248	58,627	15,791
Income tax received (paid)	(38,101)	(15,133)	15,712	4,232
Adjustments to reflect the cash flows from operating activities (a)	177,520	(4,981)	(52,822)	(14,230)
Net cash provided by operating activities	260,344	30,134	21,517	5,793

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(203,889)	(53,331)	(31,261)	(8,419)
Purchase of investment property	(9,435)	(2,329)	(342)	(92)
Purchase of intangible assets	(25,527)	(4,013)	(7,119)	(1,917)
Investment in restricted deposit	(470,000)	-	-	-
Proceeds from collection of restricted deposit	470,000	-	-	-
Proceeds from collection of short-term bank deposits, net	139	-	67	18
Proceeds from sale of property, plant and equipment	2,581	501	-	-
Proceeds from investment property	5,700	5,700	-	-
Proceeds from marketable securities	101,867	34,203	44,449	11,971
Investment in marketable securities	(113,966)	(33,393)	(60,686)	(16,344)
Interest received	11,948	1,583	5,420	1,460
Net cash used in investing activities	(230,582)	(51,079)	(49,471)	(13,323)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid to shareholders	-	-	(75,000)	(20,199)
Dividend paid to non- controlling interest	(16,491)	-	(14,298)	(3,951)
Purchase of Company's shares by the Company	-	-	(4,295)	(1,157)
Purchase of non - controlling interest	(8,020)*	(6,607)*	-	-
Issuance of debentures	294,280	-	-	-
Receipt of long-term loans	387,700	4,000	-	-
Repayment of long-term loans	(139,060)	(30,488)	(38,637)	(10,406)
Repayment of long term credit from trade payables	(1,740)	(435)	(435)	(117)
repayment of convertible debentures	(13,297)	-	-	-
Short-term credit from banks and others, net	76,144	59,418	107,691	29,004
Proceeds from exercise of options in a subsidiary	2,306	-	-	-
Proceeds from realization of investment in subsidiary	10,912 *	-	-	-
Proceeds from exercise of stock options granted to employees	-	-	630	170
Interest paid	(93,900)	(35,384)	(38,646)	(10,408)
Net cash provided by (used in) financing activities	498,834	(9,496)	(62,990)	(16,964)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND BANK OVERDRAFT	528,596	(30,441)	(90,944)	(24,494)
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFT AT BEGINNING OF PERIOD	83,138	83,138	611,734	164,755
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFT AT END OF PERIOD	611,734	52,697	520,790	140,261

BLUE SQUARE - ISRAEL LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
THE THREE MONTHS ENDED MARCH 31, 2010 (CONTINUED)
 (UNAUDITED)

				Convenience
				translation
				for the
	Year	Three months		Three months
	Ended December 31,	Ended March 31,		Ended March 31,
	2009	2009	2010	2010
	(Unaudited)
	NIS			U.S dollars
	In thousands

(a) Adjustments for:
Income and expenses not involving cash flows:
Depreciation and amortization	165,248	39,774	43,205	11,636
Net gain from adjustment of investment property to fair value	(20,775)	-	(2,274)	(612)
Share in profits losses of associates	37	84	576	155
Share - based payment	12,166	2,685	1,901	512
Loss (gain) from sale and disposal of property, plant and equipment	3,299	(358)	148	40
Loss from impairment of property, plant and equipment and intangible assets, net	19,981	-	124	33
Loss (gain) from changes in fair value of derivative financial instruments	(21,250)	(2,556)	3,023	814
Linkage differences on monetary assets, long-term loans and other liabilities, net	52,347	(7,310)	(12,063)	(3,249)
Capital loss (gain) from changes in holding in subsidiaries	911	(2,544)	-	-
Increase (decrease) in liabilities for employee rights, net	144	12	1,335	359
Decrease (increase) in value of investment in securities, deposit and long-term receivables, net	(4,468)	2,296	629	169
Interest paid, net	81,953	33,801	33,226	8,948

Changes in operating assets and liabilities:
Increase in trade receivables and other accounts receivable	(65,468)	(320,642)**	(308,014)	(82,956)
Increase in inventories	(17,224)	(83,969)	(36,090)	(9,720)
Increase (decrease) in trade payables and other accounts payable	(29,381)	333,746 **	221,452	59,642
	177,520	(4,981)	(52,822)	(14,230)

* Reclassification- section 42a to IAS 7 prescribes that cash flows deriving from changes in ownership rights in a subsidiary with results that are not loss of control, will be classified as cash flows from financing activities. IAS 7 determines that an entity will apply these changes in annual period effective January 1, 2009 and thereafter.

** Reclassified

BLUE SQUARE - ISRAEL LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
THE THREE MONTHS ENDED MARCH 31, 2010 (CONTINUED)
 (UNAUDITED)

				Convenience
				translation
				for the
	Year	Three months		Three months
	Ended December 31,	Ended March 31,		Ended March 31,
	2009	2009	2010	2010
	Unaudited
	NIS			U.S dollars
	In thousands

Supplementary information on investing and financing activities not involving cash flows:
Conversion of convertible debentures into shares of the company	12,198	-	12,394	3,338
Purchase of property, plant and equipment on credit	438	15,707	3,678	990
Restricted deposit against receipt of a short term loan	-	470,000	-	-
Dividend declared to minority in subsidiary	-	3,667	-	-

BLUE SQUARE - ISRAEL LTD.
SELECTED OPERATING DATA FOR THE THREE MONTHS
ENDED MARCH 31, 2010
(UNAUDITED)

				Convenience
				translation
				for the
	Year	Three months		Three months
	Ended December 31,	Ended March 31,		Ended March 31,
	2009	2009	2010	2010
	Unaudited
				U.S dollars

Sales (in millions)	7,349.1	1,764.8	1,830.8	493.1

Operating income before other income (expenses) and increase in fair value of investment property (in millions)	240.9	60.2	72.6	19.5

EBITDA (in millions)	418.3	102.6	117.7	31.7

EBITDA margin	5.7%	5.8%	6.4%	N.A.

Increase (decrease) in same store sales*	(3.9)%	(7.1)%	1.2%	N.A.

Number of stores at end of period	203	199	206	N.A.
Stores opened during the period	11	5	3	N.A.
Stores closed during the period	2	-	-	N.A.

Total square meters at end of period	365,000	359,500	370,700	N.A.
Square meters added during the period, net	10,500	5,000	5,700	N.A.

Sales per square meter	19,023	4,562	4,578	1,232.9

Sales per employee (in thousands)	997	232	248	66.8

BLUE SQUARE - ISRAEL LTD.
RECONCILIATION BETWEEN PROFIT FOR THE PERIOD TO EBITDA
FOR THE THREE MONTHS ENDED MARCH 31, 2010
(UNAUDITED)

				Convenience
				translation
				for the
	Year	Three months		Three months
	Ended December 31,	Ended March 31,		Ended March 31,
	2009	2009	2010	2010
	Unaudited
	NIS			U.S dollars
	In thousands

Income for the period	97,801	32,348	37,094	9,991
Taxes on income	23,124	17,900	21,534	5,800
Finance expenses, net	112,674	11,998	14,424	3,882
Share in losses of associates	37	84	576	155
Other expenses (income), net	28,104	(2,162)	1,231	332
Net gain from adjustment of investment property to fair value	(20,775)	-	(2,274)	(612)
Depreciation and amortization	165,248	39,774	43,205	11,636
Benefit component in grant of options	12,166	2,685	1,901	512
EBITDA	418,379	102,627	117,691	31,696

BLUE SQUARE - ISRAEL LTD.
FOR THE THREE MONTHS ENDED MARCH 31, 2010 (UNAUDITED)

Note 1 - Segment reporting

The Company includes segment information, according to IFRS 8. The Company presents three reportable segments: Supermarkets, Non-food Retail and Wholesale and Real estate.

Company's three operating segments consist of the following:

(1)
Supermarkets – The Company operates the second largest food retail chain in Israel. Through its subsidiary, Mega Retail Ltd. ("Mega Retail"), which operates Supermarket branches, offers a wide range of food and beverage products and “Non-food” items, such as houseware, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile products and “Near-Food” products, such as health and beauty aids, infants products, cosmetics and hygiene products. As of March 31, 2010, Mega Retail operated 206 supermarkets. This segment also includes properties owned through Blue Square Real Estate ("BSRE"), in connection with the supermarket operation of our stores (including warehouses and offices).

(2)
Non-food (Retail and Wholesale) –Through our subsidiary, Bee Group Retail Ltd. ("Bee Group"), Bee group operates as retailer and wholesaler in the non food segment. As of March 31, 2010, Bee Group operated 266 non- food Retail outlets, mostly through franchisees, with specialties in houseware and home textile, toys, leisure, and infant.

(3)
Real Estate - Through our subsidiary BSRE the Company engaged in yield from lease investment properties mainly commercial centers, logistics centers and offices and land for the purpose of capital appreciation and deriving long-term yield.

BLUE SQUARE - ISRAEL LTD.
FOR THE THREE MONTHS ENDED MARCH 31, 2010 (UNAUDITED)

Note 1 - Segment reporting (continued):

Segment analyses for the first quarter ended March 31, 2010:

	Three months ended March 31, 2010 (unaudited)
		Non - food			Total
	Supermarkets	Retail	Real estate	Adjustments	consolidated
	NIS in thousands
Net segment sales	1,689,895	135,515	5,414	-	1,830,824
Inter segment sales	-	16,755	-	(16,755)	-
Depreciation and amortization	39,434	3,771	-	-	43,205
Operating profit before other gains and losses net and gain from adjustment of investment property to fair value	59,617	18,505	970	(1,223)	77,869
Rate of operating profit before other gains and losses net and gain from adjustment of investment property to fair value	3.5%	12.2%	17.9%	-	4.3%
Segment profit	58,363	18,529	3,243	(1,223)	78,912
Unallocated corporate expenses					(5,285)
Operating profit					73,627

	Three months ended March 31, 2009 (unaudited)
		Non - food			Total
	Supermarkets	Retail	Real estate	Adjustments	consolidated
	NIS in thousands
Net segment sales	1,627,577	131,931	5,280	-	1,764,788
Inter segment sales	-	20,809	-	(20,809)	-
Depreciation and amortization	36,652	3,122	-	-	39,774
Operating profit before other gains and losses net and gain from adjustment of investment property to fair value	44,528	18,219	2,404	(362)	64,789
Rate of operating profit before other gains and losses net and gain from adjustment of investment property to fair value	2.7%	11.9%	45.5%		3.7%
Segment profit	44,447	17,918	2,404	(362)	64,407
Unallocated corporate expenses					(4,621)
Unallocated corporate gains (losses) due to decrease in holdings					2,544
Operating profit					62,330

	Year ended December 31, 2009 (unaudited)
		Non - food			Total
	Supermarkets	Retail	Real estate	Adjustments	consolidated
	NIS in thousands
Net segment sales	6,863,020	464,266	21,790	-	7,349,076
Inter segment sales	-	58,874	-	(58,874)	-
Depreciation and amortization	153,347	11,901	-	-	165,248
Operating profit before other gains and losses net and gain from adjustment of investment property to fair value	211,120	34,321	12,145	720	258,306
Rate of operating profit before other gains and losses net and gain from adjustment of investment property to fair value	3.1%	6.6%	55.7%	-	3.5%
Segment profit	190,882	23,245	32,920	720	247,767
Unallocated corporate expenses					(17,341)
Unallocated corporate gains due to decrease in holdings					3,210
Operating profit					233,636

BLUE SQUARE - ISRAEL LTD.
FOR THE THREE MONTHS ENDED MARCH 31, 2010 (UNAUDITED)

Note 1 - Segment reporting (continued):

	Three months ended March 31, 2010 (unaudited)
		Non - food			Total
	Supermarkets	Retail	Real estate	Adjustments	consolidated
	Convenience translation to U.S dollar in thousands
Net segment sales	455,129	36,498	1,458	-	493,085
Inter segment sales	-	4,512	-	(4,512)	-
Depreciation and amortization	10,620	1,016	-	-	11,636
Operating profit before other gains and losses net and gain from adjustment of investment property to fair value	16,055	4,984	261	(329)	20,971
Rate of operating profit before other gains and losses net and gain from adjustment of investment property to fair value	3.5%	12.2%	17.9%	-	4.3%
Segment profit	15,716	4,990	874	(329)	21,251
Unallocated corporate expenses					(1,423)
Operating profit					19,828

BLUE SQUARE - ISRAEL LTD.
FOR THE THREE MONTHS ENDED MARCH 31, 2010 (UNAUDITED)
Note 2: the effect of initial adoption of the new standards in the reported period - Effective January 1, 2010, the amendment to IAS 17 came into effect, leases, classification of land and buildings ("the amendment").

The Above amendment represents part of the annual improvement project of  IASB which was published in April 2009. This amendment cancels the specific directives relating to the classification of land lease, in order to cancel the inconsistency with the general directives for classifying leases. Under the amendment, the unequivocal determination that was in the past in IAS 17, was omitted, under which lease of land in which the ownership of such land is unpredictable to be transferred to the lessee at the end of the lease period – will be classified as operating lease. Under the amendment, the Company will assess the land classification as financial lease or operating lease under the general directives in IAS 17 for classifying leases. The amendment is applicable retroactively for annual periods beginning January 1, 2010 or thereafter.  The Company applies the above amendment to IAS 17 effective January 1, 2010 retroactively.

The following is the effect in the accounting policy due to the initial adoption of the amendment to IAS 17 on the comparative figures presented under the financial information for the interim period:

	As previously reported	The effect of retroactive implementation	As reported in the interim financial statements
	NIS in thousands
Statement of financial position as of March 31, 2009
The effect on assets and liabilities:
Prepaid expenses for operating leases	191,515	(191,515)	-
Property plant and equipment, net	1,732,124	197,483	1,929,607
Investment property	417,668	(6,121)	411,547
Liabilities to Israel Land Administration (*)	6,121	(6,121)	-
Deferred taxes	66,291	1,074	67,365

The effect on equity:
Shareholders equity attributed to the company’s shareholders :
Accumulated deficit	(125,499)	3,915	(121,584)
Non - controlling interest	169,522	979	170,501
Total equity	1,125,169	4,893	1,130,062

Statement of financial position as of December 31, 2009
The effect on assets and liabilities:
Prepaid expenses for operating leases	193,228	(193,228)	-
Property and equipment, net	1,757,718	199,196	1,956,914
Investment property	424,936	(3,748)	421,188
Liabilities to Israel Land Administration(*)	3,748	(3,748)	-
Deferred taxes	56,205	1,074	57,279

The effect on equity:
Shareholders equity attributed to the company’s shareholders :
Accumulated deficit	(64,964)	3,915	(61,049)
Non - controlling interest	193,421	979	194,400
Total equity	1,221,831	4,893	1,226,724
(*) Included in "Other accounts payable and accrued expenses" and "Other liabilities".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE – ISRAEL LTD.

By:	/s/ Elli Levinson Sela
Elli Levinson Sela, Adv.
General Counsel &
Corporate Secretary

Dated: May 12, 2010